Exhibit 99.1
DoubleDown Interactive Reports First Quarter 2025 Financial Results
SEOUL, KOREA – May 13, 2025 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced unaudited financial results for the first quarter ended March 31, 2025. Beginning with the fourth quarter of 2024, the Company is reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”). As such, the financial results for the first quarter 2025, as well as the comparable period for 2024, reflect IFRS. The Company previously reported its financial results in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
First Quarter 2025 vs. First Quarter 2024 Summary:
•Revenue was $83.5 million in the first quarter of 2025 compared to $88.1 million in the first quarter of 2024. Revenue from the Company’s social casino/free-to-play games was $70.3 million in the first quarter of 2025, a 12% decline from the first quarter of 2024. Revenue from SuprNation, the Company’s iGaming subsidiary, increased 59% year over year to $13.2 million, primarily as a result of our increased efforts in new player acquisition.
•Operating expenses were $53.9 million in the first quarter of 2025 compared to $57.0 million in the first quarter of 2024, primarily due to lower cost of revenue reflecting lower revenue and lower research and development expenses, partially offset by higher general and administrative expenses.
•Profit for the interim period (excluding non-controlling interest) was $23.8 million, or earnings per fully diluted common share of $9.62 ($0.48 per American Depositary Share (“ADS”)), in the first quarter of 2025, compared to profit for the interim period (excluding non-controlling interest) of $30.3 million, or earnings per fully diluted common share of $12.24 ($0.61 per ADS), in the first quarter of 2024. The decrease was primarily due to lower revenue, lower net unrealized gain on foreign currency and higher general and administrative expenses, partially offset by lower sales and marketing and research and development expenses. Each ADS represents 0.05 share of a common share.
•Adjusted EBITDA was $30.8 million for the first quarter of 2025 compared to $32.7 million in the first quarter of 2024. Adjusted EBITDA margin was 36.9% in the first quarter of 2025 and 37.1% in the first quarter of 2024.
•Average Revenue Per Daily Active User (“ARPDAU”) for the Company’s social casino/free-to-play games increased to $1.29 in the first quarter of 2025 from $1.26 in the first quarter of 2024 and slightly decreased from $1.30 in the fourth quarter of 2024.
•Average monthly revenue per payer for the social casino/free-to-play games decreased to $276 in the first quarter of 2025 from $281 in the first quarter of 2024 and from $282 in the fourth quarter of 2024.
•Net cash flows from operating activities for the first quarter of 2025 were $41.1 million compared to $35.7 million in the first quarter of 2024. The increase is primarily due to lower net unrealized gain on foreign currency translation, lower accounts receivable and increased accounts payable due to timing of payments, partially offset by lower operating profit.

“The first quarter marked another period of successful execution on our strategic operating priorities focused on driving a high conversion of revenue to profit and cash flow, as we generated $41.1 million in cash flow from operations in the period,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “While social casino revenues declined year over year as expected given the strong performance in the prior-year period, we continue to achieve strong monetization metrics for our flagship casino game, DoubleDown Casino.
“Our SuprNation iGaming business continues to build on its 2024 momentum with first quarter revenues rising 59% year over year to $13.2 million, as we strategically increase our investments in new player acquisition in the core Sweden and U.K. markets. We continue to target strong top line growth for SuprNation this year while maintaining our capital efficiency discipline.
“We ended the first quarter with an aggregate net cash position of approximately $421 million, or approximately $8.51 per ADS. As our consistent free cash flow generation further strengthens our balance sheet, we have significant flexibility to pursue growth opportunities through our in-house development efforts and through potential M&A opportunities that create value for shareholders.”
Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three months ended March 31,
	2025	2024
Revenue ($ MM)	$83.5	$88.1
Total operating expenses ($ MM)	(53.9)	(57.0)
Profit for the interim period (excluding non-controlling interest) ($ MM)	$23.8	$30.3
Adjusted EBITDA ($ MM)	$30.8	$32.7
Profit margin	28.6%	34.5%
Adjusted EBITDA margin	36.9%	37.1%

Non-financial performance metrics(1)
Average MAUs (000s)	1,238	1,478
Average DAUs (000s)	608	699
ARPDAU	$1.29	$1.26
Average monthly revenue per payer	$276	$281
Payer conversion	6.9%	6.4%
(1)Social casino/free-to-play games only.
Conference Call
DoubleDown will hold a conference call today (May 13, 2025) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.
To access the call, please use the following link: DoubleDown First Quarter 2025 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.
A simultaneous webcast of the conference call will be available with the following link: DoubleDown First Quarter 2025 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast. A replay will be available on the Company’s Investor Relations website shortly after the event.
About DoubleDown Interactive
DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe.
Safe Harbor Statement
Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
Use and Reconciliation of Non-IFRS Financial Measures
In addition to our results determined in accordance with IFRS, we believe the following non-IFRS financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with IFRS, and should be read in conjunction with the condensed consolidated interim financial statements furnished in our report on Form 6-K filed with the SEC.
In our reconciliation from our reported IFRS “profit before income tax” to our Adjusted EBITDA, we eliminate the impact of the following four line items: (i) depreciation and amortization; (ii) finance income; (iii) finance cost; and (iv) other (income) expense. The below table sets forth the full reconciliation of our non-IFRS measures:

Reconciliation of non-IFRS measures	Three months ended March 31,
(in millions, except percentages)	2025	2024
Profit for the interim period	$23.9	$30.4
Income tax expense	8.9	8.0
Profit before income tax	32.8	38.4

Adjustments for:
Depreciation and amortization	1.1	1.6
Finance income	(4.6)	(8.0)
Finance cost	1.5	0.7
Other (income) expense, net	—	—
Adjusted EBITDA	$30.8	$32.7
Adjusted EBITDA margin	36.9%	37.1%
The key differences between reconciliations of Adjusted EBITDA and Adjusted EBITDA margin under IFRS and under GAAP arise from the treatment of certain adjustments, particularly in the areas of depreciation and amortization, finance income, and finance cost per the respective accounting standards. For reconciliation of Adjusted EBITDA and Adjusted EBITDA margin under IFRS, depreciation related to right-of-use assets is included within the depreciation and amortization, and as such, is added back to Adjusted EBITDA in the reconciliation. In contrast, for reconciliation of Adjusted EBITDA and Adjusted EBITDA margin under GAAP, depreciation related to right-of-use assets is classified under general and administrative expenses, and thus, is excluded from Adjusted EBITDA in the reconciliation. The designation of finance income and finance cost in reconciliation under IFRS reflects a change in the classification of non-operating (income) expense in reconciliation under GAAP. Specifically, the non-operating (income) expense accounts under GAAP have been renamed to finance income and finance cost under IFRS.
We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.
Company Contact:
Joe Sigrist
ir@doubledown.com
+1 (206) 773-2266
Chief Financial Officer
https://www.doubledowninteractive.com
Investor Relations Contact:
Joseph Jaffoni or Richard Land
JCIR
+1 (212) 835-8500
DDI@jcir.com

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Financial Position
(In thousands of U.S. dollars)

	March 31,	December 31,
	2025	2024
	(unaudited)
Assets
Cash and cash equivalents	$365,664	$334,850
Short-term investments	90,072	80,000
Accounts receivable, net	29,529	30,778
Prepaid expenses and other assets	4,305	7,614
Total current assets	$489,570	$453,242
Property and equipment, net	981	1,025
Right-of-use assets, net	4,046	4,308
Intangible assets, net	47,390	47,666
Goodwill	396,400	395,804
Deferred tax asset	2,817	3,373
Other non-current assets	739	746
Total non-current assets	$452,373	$452,922
Total assets	$941,943	$906,164
Liabilities and equity
Accounts payable and accrued expenses	$17,129	$14,990
Current lease liabilities	1,112	1,162
Income taxes payable	6,015	1,512
Contract liabilities	1,413	1,754
Other current liabilities	4,857	3,966
Total current liabilities	$30,526	$23,384
Long-term borrowings with related party	34,095	34,014
Non-current lease liabilities	3,374	3,510
Deferred tax liabilities	2,458	—
Other non-current liabilities	4,010	3,223
Total non-current liabilities	$43,937	$40,747
Total liabilities	$74,463	$64,131
Equity
Share capital	21,198	21,198
Share premium	359,280	359,280
Accumulated comprehensive loss	(9,153)	(10,688)
Retained earnings	495,971	472,125
Equity attributable to DoubleDown Interactive Co., Ltd.	$867,296	$841,915
Equity attributable to non-controlling interests	184	118
Total equity	$867,480	$842,033
Total liabilities and equity	$941,943	$906,164

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Comprehensive Income
(Unaudited, in thousands of U.S. dollars, except per share amounts)

	Three months ended March 31,
	2025	2024
Revenue	$83,492	$88,143
Operating expenses:
Cost of revenue	(24,125)	(27,419)
Sales and marketing	(14,138)	(15,060)
Research and development	(2,492)	(4,172)
General and administrative	(13,097)	(10,312)
Other income	40	26
Other expense	(49)	(50)
Total operating expenses	$(53,861)	$(56,987)
Operating profit	$29,631	$31,156
Finance income	4,612	7,964
Finance cost	(1,465)	(747)
Profit before income tax	$32,778	$38,373
Income tax expense	(8,866)	(7,997)
Profit for the interim period	$23,912	$30,376
Other comprehensive income (loss):
Pension adjustments, net of tax	65	136
Gain (loss) on foreign currency translation	1,470	(3,078)
Total comprehensive income for the interim period	$25,447	$27,434
Profit attributable to:
DoubleDown Interactive Co., Ltd.	23,846	30,324
Non-controlling interests	66	52
Total comprehensive income attributable to:
DoubleDown Interactive Co., Ltd.	25,381	27,444
Non-controlling interests	66	(10)

Earnings per share:
Basic	$9.62	$12.24
Diluted	$9.62	$12.24
Weighted average shares outstanding:
Basic	2,477,672	2,477,672
Diluted	2,477,672	2,477,672

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Cash Flows
(Unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2025	2024
Cash flows from (used in) operating activities
Profit for the interim period	$23,912	$30,376
Adjustments to reconcile profit to net cash from operating activities:
Depreciation and amortization	1,112	1,560
Unrealized gain on foreign currency	(207)	(3,778)
Unrealized loss on foreign currency	336	189
Gain on valuation of financial assets	(290)	-
Loss on valuation of financial assets	11	7
Interest income	(3,806)	(3,431)
Interest expense	449	589
Provision for severance benefits	108	(299)
Other long-term employee benefits	289	668
Income tax expense	8,866	7,997
Working capital adjustments:
Accounts receivable, net	1,383	(1,808)
Prepaid expenses, and other assets	518	578
Other non-current assets	53	236
Accounts payable and accrued expenses	3,369	1,291
Contract liabilities	(341)	(112)
Other current and non-current liabilities	(19)	(644)
Cash generated from operations	$35,743	$33,419
Interest received	6,180	2,486
Interest paid	(61)	(104)
Income taxes paid	(742)	(93)
Net cash inflow from operating activities	$41,120	$35,708
Cash flows from investing activities
Purchase of property and equipment	(120)	(14)
Purchase of short-term investments	(141,081)	(31,934)
Sales of short-term investment	131,221	-
Net cash (outflow) from investing activities	$(9,980)	$(31,948)
Cash flows from financing activities
Repayment of lease liabilities	(207)	(793)
Net cash (outflow) from financing activities	$(207)	$(793)
Net increase in cash and cash equivalents	$30,933	$2,967
Effect of exchange rate changes on cash and cash equivalents	$(119)	$(15)
Cash and cash equivalents at beginning of the interim period	$334,850	$206,911
Cash and cash equivalents at end of the interim period	$365,664	$209,863